EXHIBIT 7(f)

[TVG LETTERHEAD]

VIA FACSIMILE AND FEDERAL EXPRESS

Victor Gallo

Youbet.com, Inc.

5901 De Soto Avenue

Woodland Hills, CA 91367

Re:    Exercise of TVG Board Representation Right

Dear Victor:

ODS Technologies, L.P., d/b/a TVG Network (“TVG”) hereby gives notice that it is designating Robert Decker as its director designee pursuant to Section 4.05 of the Warrant Issuance Agreement between Youbet.com, Inc. (“UBET”) and TVG dated as of May 18, 2001. Mr. Decker has agreed to serve as TVG’s designee, to be nominated as a UBET director, and to serve as a UBET director if elected. Biographical information about Mr. Decker is enclosed.

Pursuant to Section 4.05, UBET is obligated at each annual or special meeting of the stockholders of UBET at which members of the UBET board of directors (the “UBET Board”) are to be elected to use its best efforts to cause the UBET Board or any authorized committee thereof to nominate and recommend the election to the UBET Board of the directors designated by TVG. UBET is further obligated (i) to use its best efforts to fill any vacancy created by the resignation, withdrawal or removal of any director designated by TVG with a new director designated by TVG and (ii) to not take any action to increase the number of directors constituting the full UBET Board, if as a result of such increase and in the filling of vacancies created thereby, the ratio of directors of the UBET Board designated by TVG to the total number of directors shall be a fraction less than the ratio as it existed prior to such increase. TVG expects UBET to fulfill these obligations in connection with UBET’s rescheduled annual meeting of stockholders.

I am available to discuss these matters.

Sincerely yours,

/S/    JOHN HINDMAN

John Hindman